Exhibit 1 – Letter to Issuer

Jorey Chernett, Owner of More than 5.5% of Outstanding Shares of CVRx, Calls on Board to Begin Immediate Process to Pursue Sale of the Company to a Strategic Acquirer

Delivers Letter to the CVRx Board Highlighting Significant Value Proposition of Barostim to a Large Medical Device Company with Established Infrastructure to Capitalize on the Product’s Market Position

BLOOMFIELD HILLS, Mich. August 24, 2026 -- Jorey Chernett, Founder of Pointillist Family Office and beneficial owner of more than 5.5% of the outstanding shares of CVRx, Inc. ("CVRx" or the "Company") (NASDAQ: CVRx), today delivered a letter to the CVRx Board of Directors (the “Board”), urging it to launch an immediate and formal process to sell the Company to a strategic acquirer.

In the letter, Mr. Chernett outlines why CVRx, through its Barostim product, would be uniquely valuable to a large medical device company. A sale of CVRx can be accretive to such an acquirer within twelve months, and would enable CVRx shareholders to realize immediate value far superior to what the Company can plausibly deliver on a standalone basis.

As a result, Mr. Chernett calls on the Board to:

1.	Immediately retain an independent financial advisor and initiate a comprehensive review of strategic alternatives, with a sale of the Company as the priority outcome;
2.	Aggressively cut executive compensation and G&A expense, as well as suspend incremental standalone spending commitments while that review is conducted; and
3.	Publicly commit to a comprehensive process and clear timeline. A sale process launched now, while the Company retains cash, momentum in the field, and the strategic scarcity of the only approved neuromodulation therapy for heart failure, will command a far better outcome for shareholders than one forced upon the Company as a result of a depleted cash balance a year from now. The Board must move with urgency instead of waiting to be rescued; time is of the essence.

The full text of the letter is available HERE.

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